MANAGEMENT DISCUSSION & ANALYSIS

The date of this Management Discussion and Analysis (“MD&A”) is November 28, 2006, for the year ended July 31, 2006 and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended July 31, 2006.

Business

Trans-Orient Petroleum Ltd. is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is to reestablish its direct operations into international oil and gas exploration. The Company also intends to continue to invest in existing exploration companies where investment opportunities meet the Company’s specific investment criteria.

Selected Annual Financial Information

July 31,	2006	2005	2004

Net income	$381,606	$1,142,246	$458,829
Net Income per share	0.02	0.06	0.03
Working capital	472,343	194,897	74,894
Total assets	2,915,621	2,541,989	1,398,702
Long term debt	-	-	-
Shareholders equity	$2,903,215	$2,521,609	$1,367,370

Results of Operations

The Company has incurred losses to date of $10,271,860 which includes net income for the 2006 fiscal year of $381,606 versus net income of $1,142,246 for the year ended July 31, 2005.

The Company’s net income of $381,606 essentially consisted of a gain on sale of the Company’s holdings of common shares in TAG Oil Ltd. (“TAG”) and AMG Oil Ltd. (“AMG”) totalling $641,581 and $136,842, respectively, versus a net income last year of $1,142,246 which resulted from a gain on sale of a portion of the Company’s holdings of common shares in Austral Pacific Energy Ltd. (“Austral Pacific”) totalling $1,218,319.

Specifically, during the 2006 fiscal year the Company sold 1,000,000 shares of its investment in TAG with a book value of $500,000 for proceeds of $1,141,581. The Company also sold 7,373,569 shares of AMG Oil Ltd. for aggregate proceeds of $133,695. During the 2006 fiscal year the Company also sold 50,000 shares of Austral Pacific with a book value of $78,000 for proceeds of $74,241.

The Company used a significant portion of the proceeds received from the sale of investments described above during the 2006 fiscal year to particpate in a private placement in Austral Pacific to acquire 200,000 units at a cost of $500,000. Each unit of Austral consisted of one share and one half of one share purchase warrant. The warrants subsequently expired as they were not exercised. The Company also acquired 500,000 shares of TAG, at a cost of $300,000, by exercising share purchase warrants held by the Company.

Please refer to the accompanying audited consolidated financial statements for further information.

For the year ended July 31, 2006, the General and Administrative (“G&A”) expenses totalled $305,173 which is considerably higher for the year when compared with G&A costs totalling $168,957 for the year ended July 31, 2005. The reason for the increase in G&A relate specifically to the Company’s efforts to re-establish it’s direct operations into international oil and gas exploration. A comparative summary of G&A costs for the last three fiscal years can be found in the consolidated schedules of general and administrative expenses in the accompanying audited consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended July 31, 2006 $	Three Month Period Ended April 30, 2006 $	Three Month Period Ended Jan. 31, 2006 $	Three Month Period Ended Oct. 31, 2005 $	Three Month Period Ended July 31, 2005 $	Three Month Period Ended April 30, 2005 $	Three Month Period Ended Jan. 31, 2005 $	Three Month Period Ended Oct. 31, 2004 $
Total Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(171,629)	(39,419)	176,031	416,623	25,932	76,574	1,045,320	(5,580)
Basic income (loss) per share	(0.01)	(0.00)	0.01	0.02	0.00	0.03	0.42	(0.00)
Diluted income (loss) per share	(0.01)	(0.00)	0.01	0.02	0.00	0.00	0.06	(0.00)

The Company has not had any discontinued operations or extraordinary items in the past two years.

Capital Expenditures

The Company had no material commitments for capital expenditure at July 31, 2006 or to the date of this report. Subsequent to year-end, the Company was awarded two new exploration permits in New Zealand as described below. As part of the permit conditions the Company committed to carry-out the first years work programme consisting of gelogical and geophysical studies at a cost of approximately $275,000.

Liquidity and Capital Resources

During the 2006 fiscal year, the Company did not conduct any financing activities. However the Company did complete a forward stock split (sub-division) of the Company’s common shares on a seven for one basis and currently has 17,618,083 shares issued and outstanding. The stock-split has been applied to previous years on a retroacative basis. The Company ended the year with $451,969 (2005: $190,617) in cash and $472,343 (2005: $194,897) in working capital.

Subsequent to year end the Company completed a private placement financing of 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one warrant to purchase an additional common share at a price of $0.70 for two years from the closing date. At the Company’ s option the warrants expiry date can be accelerated to 30 days after the Company gives notice to warrant holders, that the Company’s shares have traded at or higher than $1.25 for ten consecutive trading days. As of the date of this report the Company has 30,590,225 shares outstanding (Fully diluted: 43,962,367).

The investing activities of the Company for the 2006 fiscal year consisted of purchasing 200,000 units of Austral Pacific and 500,000 shares of TAG and selling 1,000,000 shares of TAG, 7,373,569 shares of AMG and 50,000 shares of Austral Pacific as detailed above and in the accompanying audited consolidated financial statements.

Subsequent to year end the Company participated in a private placement financing to acquire 1,395,000 shares of Austral Pacific at a price of $1.30 per share. The Company also acquired an additional 180,300 shares of Austral Pacific at market prices averaging $1.42. As a result of these investments, the Company owns 3,110,240 shares (8.68%) of Austral Pacific.

The Company also received CAD$109,800 in settlement of the outstanding principal and interest owed to the Company relating to the Verida Internet Corp. loan.

Off-Balance Sheet Arrangements and Proposed Transactions

The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties

Please refer to notes 5 and 10 of the accompanying audited consolidated financial statements for details of related party transactions during the year ended July 31, 2006 and to the date of this report.

Additional Subsequent Events

a. The Company was awarded 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast basin of New Zealand totalling 2,163,902 acres.

b. The Company amended a consulting agreement with Dr. Bennett, as follows:

i) 200,000 options in the Company were granted that vest over two years and are exercisable at a price of $1.00 for a period of five years from the date of grant. An additional 200,000 options may also be earned by Dr. Bennett based on certain criteria related to the Company’s performance.

ii) The Company also granted Dr. Bennett a gross overriding royalty of 0.5% on PEP 38348 and 38349.

c. The Company granted 200,000 options to a consultant as part of a consulting agreement for corporate relations and development entered into by the Company with an effective date of November 1, 2006 that pays the consultant $6,000 per month. The options are subject to certain vesting provisions over a period of three years and certain resale restrictions upon the options being exercised. The options are exercisable at a price of $0.70 per share for a period of five years from the date of grant.

Change of Director

On October 6, 2006 the Company appointed David Bennett, Ph.D., as a director and audit committee member.

Disclosure controls and procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurate and complete disclosure.

Business Risks and Uncertainties

The Company is directly and indirectly exposed through its directly held exploration acreage and its shareholdings of operating oil and gas companies to a variety of risks which include the risks of exploration and production operations, dry holes, decline in value of investments, regulatory matters, industry competition and uncertainty as to the availability and cost of financing and potential delays or changes with respect to capital expenditures. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The Company works to mitigate these risks and uncertainties by evaluating opportunities for acceptable acquisition and funding by performing ongoing due diligence and monitoring of its properties and investments.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Peter Loretto, MBA	Lang Michener
President, CEO, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia
AUDITORS
Barry MacNeil
Secretary, CFO, Director	DeVisser Gray
Vancouver, British Columbia	Chartered Accountants
Vancouver, British Columbia
Michael Hart
Vancouver, British Columbia (1)	REGISTRAR AND TRANSFER AGENT

David Bennett, Ph.D.	Computershare Investor Services Inc.
Wellington, New Zealand (1)	9th Floor, University Avenue
Toronto, Ontario
(1) Member of audit committee	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimile: 1-866-249-7775
Email: service@computershare.com
999 Canada Place
World Trade Center Suite 404
Vancouver, BC, Canada V6C 3E2	SHARE LISTING
Telephone: 1-604-682-6496
Facsimile: 1-604-682-1174	OTCBB: TOPLF

SHAREHOLDER RELATIONS	ANNUAL GENERAL MEETING

Telephone: 604-682-6496	The annual general meeting will be held
Facsimile: 604-682-1174	on January 12, 2007 at the offices
of Lang Michener, Barristers & Solicitors,
BANKERS	Suite 1500, 1055 West Georgia St.
Vancouver, B.C. at 10:00am.
Bank of Montreal
Vancouver, British Columbia	SHARE CAPITAL

SUBSIDIARY DLJ Management Corp.	At November 28, 2006 there are 30,590,225 shares issued and outstanding. (Fully diluted: 43,962,367)